                                       --------------------------------------
FORM 3                                              OMB APPROVAL
                                       --------------------------------------
                                         OMB Number:              3235-0287
                                         Expires:         December 31, 2001
                                         Estimated average burden
                                         hours per response             0.5
                                       --------------------------------------


               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940
                          (Print or Type Responses)

-------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Presidio Capital Corp.(1)
-----------------------------------------------------------
   (Last)               (First)              (Middle)

   Five Cambridge Center
   9th Floor
-----------------------------------------------------------
                        (Street)

   Cambridge                Ma                02142
-----------------------------------------------------------
   (City)                (State)              (Zip)

-------------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)

                        4/17/01

-------------------------------------------------------------------------------
3. IRS Identification Number of Reporting Person, if an entity (Voluntary)



-------------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

   Shelbourne Properties III, Inc. (HXF)

-------------------------------------------------------------------------------
5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director
   [X] 10% Owner (1)
   [ ] Officer (give title below)
   [ ] Other (specify below)


   --------------------------------------------------

   --------------------------------------------------

-------------------------------------------------------------------------------
6. If Amendment, Date of Original (Month/Day/Year)



-------------------------------------------------------------------------------
7. Individual or Joint/Group Filing
   (Check applicable line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person (1)

-------------------------------------------------------------------------------

                             TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------------------------------------------
 1. Title of Security                      2. Amount of Securities   3. Ownership         4. Nature of Indirect
    (Instr. 4)                                Beneficially Owned        Form: Direct         Beneficial Ownership
                                              (Instr. 4)                (D) or Indirect      (Instr. 5)
                                                                        (I) (Instr. 5)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share         384,996 (2)               (1)(2)
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Response).

                                                                         (Over)
                                                                 SEC 1473 (8/92)

       TABLE II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------
  1. Title of Derivative   2. Date Exer-         3. Title and Amount of Securities   4. Conver-      5. Owner-     6. Nature of
     Security (Instr. 4)      cisable and           Underlying Derivative Security      sion or         ship          Indirect
                              Expiration            (Instr. 4)                          Exercise        Form of       Beneficial
                              Date              -----------------------------------     Price of        Deriv-        Ownership
                              (Month/Day/Year)                                          Deriv-          ative         (Instr. 5)
                          ---------------------                           Amount        ative           Security:
                                                                          or            Security        Direct
                           Date       Expira-            Title            Number                        (D) or
                           Exer-      tion                                of                            Indirect
                           cisable    Date                                Shares                        (I)
                                                                                                        (Instr. 5)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(1) This statement is filed as a joint report pursuant to Rule 16a-3(j) promulgated under the Securities Exchange Act of 1934 (the "Act") by the undersigned Reporting Person and by the entities listed on the attached Joint Filer Information Sheet who are deemed to constitute a "group" beneficially owning more than 10% of the Issuer' shares of common stock, par value $0.01 per share (the "Common Stock") under
         Section 13(d) of the Act. Millennium Funding IV Corp.("MFC IV Corp."), Resources High Equity, Inc. ("RHE") and Presidio AGP Corp. ("AGP") are each directly or indirectly wholly-owned by Presidio Capital Corp. ("PCC"). PCC, Millennium Funding I LLC ("Millennium I LLC") and Millennium Funding IV LLC ("Millennium IV LLC") are each wholly-owned by Presidio Capital Investment Company, LLC ("PCIC"). Accordingly, for purposes of Section 16 of the Act, PCC may be deemed to beneficially own any securities reported herein which are held by MFC IV Corp., RHE or AGP and PCIC may be deemed to beneficially own any securities reported herein which are held by MFC IV Corp., RHE, AGP, Millennium I LLC or Millennium IV LLC. Northstar Partnership, L.P. ("NorthStar Partnership") holds a 71.93% interest in PCIC. Accordingly, for purposes of Section 16 of the Act, NorthStar Partnership may be deemed to beneficially own a 71.93% beneficial interest in any securities reported herein which are held by MFC IV Corp., RHE, AGP, Millennium I LLC or Millennium IV LLC. NorthStar Capital Investment Corp. ("NCIC") holds an approximately 72.93983% interest in NorthStar Partnership. Accordingly, for purposes of Section 16 of the Act, NCIC may be deemed to own an approximately 52.47% beneficial interest in any securities reported herein which are held by MFC IV Corp., RHE, AGP, Millennium I LLC or Millennium IV LLC.

(2) MFC IV Corp. holds 201,198 shares of Common Stock, RHE holds 57,526 shares of Common Stock, AGP holds 1,175 shares of Common Stock, Millennium I LLC holds 16,410 shares of Common Stock and Millennium IV LLC holds 108,687 shares of Common Stock. Accordingly, in accordance with the ownership percentages set forth in footnote (1) above, for purposes of Section 16 of the Act: (i) each of the entities listed in the immediately preceding sentence beneficially owns the number of shares of Common Stock listed as held by such entity, (ii) PCC beneficially owns 259,899 shares of Common Stock, (iii) PCIC beneficially owns 384,996 shares of Common Stock, (iv) NorthStar Partnership beneficially owns 276,928 shares of Common Stock, and (v) NCIC beneficially owns 201,991 shares of Common Stock.

         PRESIDIO CAPITAL CORP.

               /s/ Peter Braverman                          April 27, 2001
              ----------------------------------------     ------------------
              Peter Braverman, Vice President                    Date
              ** Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.
                                                                      Page 2

                                       Joint Filer Information

                  Each of the undersigned is jointly filing the attached Initial Statement of Beneficial Ownership of Securities on Form 3 with respect to the beneficial ownership of shares of Shelbourne Properties III, Inc. The Designated Filer is Presidio Capital Corp.

Name:                Millennium Funding IV LLC                        Name:             Resources High Equity, Inc.
Address:             c/o Presidio Capital Corp.                       Address:          c/o Presidio Capital Corp.
                     5 Cambridge Center, 9th Floor                                      5 Cambridge Center, 9th Floor
                     Cambridge, MA  02142                                               Cambridge, MA  02142

                     By:  Presidio Capital Investment                 Signature:        By: /s/ Peter Braverman
                          Company, LLC, its member                                         --------------------
                                                                                        Name:  Peter Braverman
                                                                                        Title: Vice President
Signature:           By: /s/ David King
                        ----------------------
                           Name:  David King
                           Title: President

Name:                Millennium Funding IV Corp.                      Name:             Presidio AGP Corp.
Address:             c/o Presidio Capital Corp.                       Address:          c/o Presidio Capital Corp.
                     5 Cambridge Center, 9th Floor                                      5 Cambridge Center, 9th Floor
                     Cambridge, MA  02142                                               Cambridge, MA  02142

Signature:           By: /s/ Peter Braverman                          Signature:        By: /s/ Peter Braverman
                     ---------------------------------                                  ----------------------
                     Name:  Peter Braverman                                             Name:  Peter Braverman
                     Title: Vice President                                              Title: Vice President

Name:                Presidio Capital Investment Company, LLC         Name:             NorthStar Capital Investment Corp.
Address:             c/o NorthStar Capital Investment Corp.           Address:          527 Madison Avenue
                     527 Madison Avenue                                                 New York, New York  10022
                     New York, New York   10022
                                                                      Signature:        By: /s/ David King
                                                                                           ---------------------
Signature:           By: /s/ David King                                                 Name: David King
                     --------------------------------                                   Title: Vice President
                     Name:  David King
                     Title: President
                                                                      Name:             Millennium Funding I LLC
                                                                      Address:          527 Madison Avenue
                                                                                        New York, New York  10022

                                                                                        By:  Presidio Capital
                                                                                        Investment Company, LLC,
                                                                                        its member


                                                                      Signature:        By: /s/ David King
                                                                                           -------------------
                                                                                        Name:  David King
                                                                                        Title: President


                                                                         Page 3